Exhibit (h)(1)(ix)

AMENDMENT TO THE TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment (“Amendment”) is made as of October 1, 2023 (the “Amendment Effective Date”), by and between each of the investment companies listed below (each and collectively, the “Fund”), and SS&C GIDS, Inc., formerly known as DST Systems, Inc. (“Transfer Agent”), amends and modifies certain terms and conditions of the Agreement (as defined below). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, Fund and Transfer Agent entered into a certain Transfer Agency and Service Agreement, dated October 1, 2005, as amended from time to time (as amended, the “Agreement”); and

WHEREAS, in accordance with Section 15.1 of the Agreement, the parties wish to further amend certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained the sufficiency of which is acknowledged by the parties, the parties hereto agree as follows:

1.	Schedule 3.1 of the Agreement shall be revised and replaced in its entirety by the new Schedule 3.1 attached hereto. The fee schedule shall be in effect for a three (3) year period from October 1, 2023 through September 30, 2026.
2.	The first sentence of Section 12.1 shall be revised and replaced in its entirety with the following:

“The initial term of this Agreement (the “Initial Term”) shall be extended through September 30, 2026 unless terminated pursuant to the provisions of this Section 12.”

3.	All references in the Agreement to “DST Systems, Inc.” and “DST” shall be changed to “SS&C GIDS, Inc.” and “SS&C”, respectively. All other terms and conditions of the Agreement shall remain the same.

4.	This Amendment may be executed in one or more counterparts (including facsimile and .pdf counterparts), each of which are deemed an original and all of which, when taken together and delivered shall constitute one and the same instrument.

(signatures on next page)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer as of the date and year first written above.

NATIXIS FUNDS TRUST I NATIXIS FUNDS TRUST II NATIXIS FUNDS TRUST IV LOOMIS SAYLES FUNDS I LOOMIS SAYLES FUNDS II GATEWAY TRUST

By:	/s/ Matthew J. Block
Name:	Matthew J. Block
Title:	Senior Vice President, Fund Treasurer

SS&C GIDS, INC.

By:	/s/ Nick Wright
Name:	Nick Wright
Title:	Authorized Signatory

SCHEDULE 3.1

FEES and EXPENSES

Effective October 1, 2023 – September 30, 2026

General: Fees are billable on a monthly basis at the rate of 1/12th of the annual fee. A charge is made for an account in the month that an account opens or closes.

Annual Account Service Fees

Open Accounts[1]
Networked	$ 4.70/account
Non-Networked (Excluding Trust Accounts)	$16.50/account
Trust Accounts	$ 6.00/account
Closed Accounts	No additional charge

For billing purposes, Open Accounts are calculated and invoiced at the end of each month using the following formula: Open Accounts plus Closed Accounts, minus the prior month’s Closed Accounts.

Asset Based Fee2

$0 - $25.0B	0.20 basis points
$25.0B - $50.0B	0.15 basis points
> $50.0B	0.05 basis points

Annual Fiduciary Fee3: All fiduciary fees (including set-up, maintenance and closeout) paid by Shareholders or swept from current accounts will be retained by the Transfer Agent in accordance with the following:

Individual Retirement Account (“IRA”)	$20.00/SSN
Education Savings Account (“ESA”)	$15.00/SSN
Keogh/403b	$10.00/account (not to exceed $30.00)

1 Includes AML/CIP Services for non-networked accounts (excluding CIP-related search fees) and Shareholder transcript fees.

2 Rates subject to annual CPI review

3 The Fiduciary Fees shall be waived for certain mutually agreed upon accounts, consistent with the parties’ past practice. The parties acknowledge that any additional waivers of these fees beyond those already previously agreed upon and currently in place may require adjustment to the fees and expenses set forth on this Schedule 3.1.

Other

Ad Hoc Reporting	$60.00/standard report[4]
Cost Basis Support	No additional fees

DDA Balance Earnings Credits: The Transfer Agent shall retain the first $50,000 monthly for mutual fund and SIMPLE DDA’s after the split with the financial institution and once all fees and charges are paid and then shall split the remaining monthly amount with the client 50%/50%. Should fees after the financial institution split and fees and charges be less than $50,000, there will be no split with the client.

Remote Automated Work Distributor™ (AWD) Workstations5: Three (3) remote AWD workstations (total, not per fund) will be provided at two locations at no charge to the Funds. Terminal charges for any additional remote AWD workstations will be billed to the Funds.

SIMPLE IRA Fees and Expenses

Fees payable by the Funds:

Participant Fees	$45.00 per participant
Bounced Investment Checks	$30.00 per check
AWD Fax-In Line	$125.00 monthly
New Fund Set-Up	$500.00 per Fund
Fund Mergers	$125.00 per event
Training on Site	$125.00 per event
Additional Client Reporting	$250.00 to create $ 50.00 to run
Legal Document Pulls	$25.00 per document
CIP	$0.10 per account

4 Waived for the first $50,000, which is an annual waiver.

5 Use of remote terminals is subject to a separate license agreement (at no additional cost) with DST Technologies, Inc., wholly-owned subsidiary of SS&C Technologies, Inc. (“SS&C”).

Fees Systematically Deducted From Participant Accounts:

Distribution	$30.00 Termination of Account

Quarterly Fee – dependent on how plan submits payroll rosters
Automated	$20.00 per year
Non-Automated	$35.00 per year

Project Management: The Fund may request assistance from the Transfer Agent project team, including with respect to the coordination and usage of any SS&C products available for use by the Fund. The Transfer Agent will use all reasonable efforts to assist the Fund as requested, subject to available resources. The Fund acknowledges that certain systems or products are proprietary to SS&C. The Transfer Agent shall review with the Fund annually the project management requests received from the Fund during the preceding year and, in the event the Transfer Agent determines that an additional charge is necessary to continue to satisfy such requests, the parties agree to negotiate in good faith as to any such charges. 1,144 event/support hours are included in the fees; all support hours during the year will be deducted from that total and any hours over this amount shall be paid by Natixis or the Funds. Unused hours do not roll over from year-to-year.

Reimbursable and Other Expenses6, 7, 8

Billed As Incurred Reimbursable and other expenses include but are not limited to: tapes, postage*, post office box rental*, check writing postage*, supplies*, statements*, check writing, print and mailing services*, information disc (year end), TINS, average cost, data communications equipment*, COOL (computer output on-line), microfiche, freight*, telephone charges*, fax lines*, 800 line

6 The following are the current rates for the reimbursable and other expenses noted, which are subject to change upon advance written notice to the Fund: Regulatory Compliance CUSIP Charge (no additional charge); AML/SAR Network Account Charge (no additional charge); Compliance Plus ($75,000/year); Microfiche/COOL (no additional charge); Return Checks (no additional charge); Document Pull (no additional charge); Business Analyst / Tester $165/hour, COBOL/Workstation Programming $220/hour, Web Developer $275/hour, Staff Support $110/hour, NSCC Group transaction fee ($0.10/transaction); Escheatment ($250/CUSIP and $5.00 per each escheatable item); Manual and Systematic Wires (no additional fees; bank charges apply); On Request Reports ($60/ report in excess of contractual allowance); 1099 Reporting, Bank Match Reporting and State Tax Withholding ($150/CUSIP/state/report, $200 annual CUSIP fee, maximum of $175,000); AWD fax in lines (no additional charge); New Fund Set Up ($1,500/fund), Rush Fee ($2,000/fund); Year-end COOL (no additional charge); Manual Check Pull ($20/check); Multiple Trailer Fee (no additional charge); Identity Check (no additional charge); jumbo processing (no additional charge); lost shareholder searches (no additional charge), lost shareholder tracking (no additional charge); Powerselect (no additional charge); excess history (no additional charge); and Data Feed Fee ($0.05/record). The fees for the first 10 hours monthly of system development is waived. Hours above 10 will be billed at then current rates.

7 The reimbursable expenses noted with an asterisk are pass through items where the charge is determined by a third party.

8 There are no additional fees for TA2000 Voice.

charges*, TA2000 Voice, SS&C disaster recovery charge9, offsite storage*, Vax payroll processing, state tax reporting, Fund/SERV* and NSCC Processing, AWD remote workstations (additional to those set forth above), excess history, FAN Mail, jumbo processing, lost shareholder searches, lost shareholder tracking, Powerselect, Short Term Trader, Vision, escheatment, year-end forms*, programming hours, on-request reports, Shareholder proxy services, CIP-related search charges, literature requests, regulatory compliance charge (per CUSIP), suspicious activity reporting for networked accounts, Omnibus Transparency, Plan Trust Reports, bank fees*, preparation of Form 1099Rs, additional reports, project management, enhancements, audio response system, federal wire fees, Manual Check Pulls, New Fund Implementation, Compliance Plus, Multiple Trailer Fee, Data Feed Fee and other expenses incurred at the specific direction of the Fund or with advanced written notice to the Fund.

NOTE: The Transfer Agent reserves the right to introduce specific fee increases, as necessary, to cover increases in the costs of reimbursable and other expenses or regulatory changes; provided, that such fee increases are applied on a universal basis to other clients of the Transfer Agent and that the Transfer Agent provides 90 days advance written notice to the Fund of each such increase. E-mail communication directed to the respective parties identified in Section 15.13 of the Agreement shall be deemed a written communication for purposes of the notice provisions herein. Technical and support rates are subject to an annual review upon notification to the client.

Annual Asset-Based Fee Adjustment: The basis point rates for the asset based fee are subject to an annual review on the anniversary of the agreement. Should the assets on which the asset based fees are measured increase by 3% or more, there shall be no change in the basis points rates. Should the assets decrease or increase by less than 3%, the basis points rates shall be subject to an annual increase. The amount of the rate adjustment shall be in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Boston-Cambridge-Newton, MA-NH, Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics. The annual increase in the basis point rate shall be capped at 3% annually. The comparison for the application of the CPI shall be the average assets on September 30th of each anniversary year. For example, if the assets on September 30, 2024, increase by 3% or more over the assets as of September 30, 2023, no CPI shall be applied.

9 The annual charge of $0.264 per account, paid monthly in increments of one-twelfth of the annual charge, and will increase proportionate to any increase in SS&C’s costs to provide the recovery service or in the event that the current recovery goal is shortened. The current recovery goal is to have the TA2000 System as provided for in the Business Contingency Plan operational 4 hours after SS&C’s declaration of a disaster. Data communications expenses for connectivity to the backup sites (SS&C owned or recovery vendor provided) are part of the SS&C network charges and are billed monthly as an out-of-pocket expense unless network is Fund-provided, in which case connectivity is the responsibility of Fund.